June 18, 2009
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Angela McHale, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Mortgage Capital Inc.
Amendment No. 8 Registration Statement on Form S-11
Filed June 18, 2009
File No. 333-151665
Dear Ms. Gowetski and Ms. McHale:
     On behalf of our client, Invesco Mortgage Capital Inc., a Maryland corporation, we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 8 (“Amendment No. 8”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008. The purpose of Amendment No. 8 to the Registration Statement is solely to file certain exhibits to the Registration Statement.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter, two courtesy copies of Amendment No. 8 filed by the Company on the date hereof and two courtesy copies of the Clifford Chance US LLP legal opinions referred to above.
     We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 8 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-4933 or Jay L. Bernstein at 212-878-8527.
Very truly yours,
/s/ Thomas Kollar

Ms. Jennifer Gowetski	June 18, 2009
Ms. Angela McHale	Page 2
United States Securities and Exchange Commission

cc:	Securities and Exchange Commission
Jennifer Monick
Kevin Woody

Invesco Agency Securities, Inc.
Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
David J. Goldschmidt

Clifford Chance US LLP
Jay L. Bernstein
Andrew S. Epstein